NO ACT

PE
2-18-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000183

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/20/13

Scott Wilensky
Xcel Energy Inc.
scott.wilensky@xcelenergy.com

Re: Xcel Energy Inc.

Dear Mr. Wilensky:

This is in regard to your letter received on February 18, 2013 concerning the shareholder proposal submitted by the Sisters of St. Joseph of Carondelet and Consociates; the Sisters of St. Francis, Academy of Our Lord of Lourdes; and Neva Goodwin for inclusion in Xcel Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Xcel Energy therefore withdraws its January 18, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Joanne Tromiczak-Neid
Sisters of St. Joseph of Carondelet and Consociates
jtromiczak-neid@csjstpaul.org

Sister Betty Kenny, OSF
Academy of Our Lady of Lourdes
1001 14 St NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525



Scott Wilensky
Senior Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.330.5942
Fax: 612.215.4504

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Withdrawal of No Action Request Regarding Shareholder Proposal of the Sisters of St. Joseph of Carondelet and Consociates and Co-Filers the Sisters of St. Francis, Academy of Our Lady of Lourdes, and Neva Goodwin

Dear Ladies and Gentlemen:

On January 18, 2013, Xcel Energy Inc. (the "Company"), submitted a letter requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend to the Securities and Exchange Commission that enforcement action be taken if the Company excluded from its proxy materials for its 2013 Annual Meeting of Shareholders scheduled for May 22, 2013 (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from the Sisters of St. Joseph of Carondelet and Consociates, the Proposal's primary filer (the "Proponent"), and co-filers the Sisters of St. Francis, Academy of Our Lady of Lourdes, and Neva Goodwin (the "Co-Filers").

Attached hereto as Exhibit A is an email letter from the Proponent dated February 15, 2013 voluntarily withdrawing the Proposal. In reliance on this letter, the Company hereby withdraws its request for a no action letter from the Staff relating to relating to the Company's ability to exclude the Proposal from its 2013 Proxy Materials pursuant to Rule l4a-8 under the Securities Exchange Act of 1934.

A copy of this letter is being provided to the Proponent and Co-Filers. If the Staff has any questions with respect to the foregoing, please contact Wendy Mahling by telephone at 612-215-4671 or by email at wendy.b.mahling@xcelenergy.com.

Best Regards,

Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy Inc.

cc: Joänne Tromiczak-Neid, Justice Coordinator
Justice Commission
Sisters of St. Joseph of Carondelet and Consociates
1884 Randolph Avenue
Saint Paul, Minnesota 55105

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee
1001 14th Street NW, Suite 100
Assisi Heights
Rochester, Minnesota 55901

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, New York 10020

Exhibit A

Mahling, Wendy B

From: Christofferson, Ellen C on behalf of Wilensky, Scott
Sent: Monday, February 18, 2013 1:55 PM
To: Mahling, Wendy B
Subject: FW: Follow Up

From: Joanne Tromiczak-Neid [mailto:jtromiczak-neid@csjstpaul.org]
Sent: Friday, February 15, 2013 1:24 PM
To: Wilensky, Scott; John Keenan; [overprinted redaction] & OMB Memorandum M-07-16***
Cc: ngoodwin@tufts.edu; [overprinted redaction]A & OMB Memorandum M-07-16***
Subject: RE: Follow Up

Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy, Inc.

As a result of on-going dialogue, good faith and consistent work by Scott Wilensky on behalf of Xcel Energy, we, the joint petitioners agree to withdraw our resolution and will notify the SEC of our action. We express our gratitude for your willingness to expand the Company's transparency in this area of lobbying.

Sincerely,

Joänne Tromiczak-Neid
Justice Coordinator
Congregation of St. Joseph of Carondelet
On behalf of the joint filers

February 8, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of the Sisters of St. Joseph Carondelet and Consociates and co-filers; request by Xcel Energy for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of St. Joseph Carondelet and Consociates, together with co-filers the Sisters of St. Francis, Academy of Our Lady of Lourdes and Neva Goodwin (together, the "Proponents") submitted to Xcel Energy ("Xcel") a shareholder proposal (the "Proposal") asking Xcel to provide an annual report disclosing its policies and procedures relating to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated January 18, 2013 (the "No-Action Request"), Xcel stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders. Xcel claims that it may exclude the Proposal pursuant to Rule 14a-8(i)(10), as substantially implemented.

Xcel's current request regarding omission of this Proposal is substantially similar to a request Abbott Laboratories made in 2012 to omit a virtually identical lobbying disclosure proposal (the "Abbott Proposal"), and we respectfully ask the Division to decline to grant Xcel's request for relief for the same reasons that the Staff declined to concur with the Abbott request. Like Abbott, Xcel has not substantially implemented the Proposal.

In its request, Xcel states that it has a Code of Conduct, a statement on Stakeholder Engagement and a corporate policy on Political Contributions and Government Contributions, setting forth very general public policy engagement principles. Xcel also states that it maintains a Political Contributions page on its website. And Xcel discloses membership information for trade associations, including portions of payments that would not be deductible, which are also posted on the webpage. Finally, Xcel mentions it has a decision-making process and oversight. These policies and practices fall far short of implementing the Proposal.

Xcel Has Not Substantially Implemented the Proposal Because the Proposal's Essential Objective is to Obtain Coordinated and Comprehensive Disclosure Not Provided in Xcel's Current Disclosure Regime

Xcel points to its website disclosures and to information available in public filings pursuant to lobbying disclosure rules, as substantially implementing the Proposal. This information fails to satisfy the essential objective of the Proposal, which is to obtain a coordinated report that comprehensively discloses to shareholders the company's lobbying policies, procedures, and expenditures (both direct and indirect), for the following reasons:

- The Proposal requests that Xcel bring together for its shareholders, in a single report, information about all of Xcel's lobbying activities, direct and indirect. The provision of piecemeal disclosure that is available from a variety of sources – and that, as discussed below, does not cover all of the lobbying expenditures identified in the Proposal – does not accomplish this objective, as it forces shareholders to engage in extensive research to obtain, assemble, analyze, and coordinate information, all of which is already in Xcel's possession.

- There are significant gaps in Xcel's current disclosures on this subject. Some states do not require public disclosure of lobbying expenditures; relying on existing public filings to disclose lobbying on the state level leaves shareholders substantially uninformed about the full range of Xcel's lobbying expenditures and activities.

- The Proposal asks Xcel to identify tax-exempt organizations to which Xcel belongs that write and endorse model legislation, and to disclose its payments to such organizations. Xcel does neither of those things.

- The Proposal asks Xcel to disclose its policies and procedures governing lobbying; the materials to which Xcel refers on page 6 of its No-Action Request do not include the company's policies or procedures related to lobbying. Text on the "3.8 Political Contributions and Government Communications" page of this website (http://www.xcelenergy.com/staticfiles/xe/Corporate/3.8_PoliticalContributionsXcelEnergy4.7.2010.pdf) discusses Xcel's approach to election-related political contributions, but is for the most part silent on lobbying. That Xcel discloses its policies and procedures governing campaign-related political contributions fails by definition to satisfy the Proposal, which seeks disclosure specifically of lobbying policies and procedures.

This list of deficiencies demonstrates that Xcel has not substantially implemented the Proposal. Both the form of Xcel's current disclosures—scattered filings with numerous government entities in different locations, as well as some website disclosure regarding trade associations—and the substance of Xcel's disclosures fall significantly short of what the Proposal seeks. Accordingly, Xcel should not be permitted to exclude the Proposal under Rule 14a-8(i)(10).

* * * *

The Proponents appreciate the opportunity to be of assistance in this matter. If you have any questions or need further information, please do not hesitate to contact me.

Very truly yours,

Joänne Tromiczak-Neid, justice coordinator
Congregation of St. Joseph of Carondelet

cc: Scott Wilensky
Xcel Energy

Sister Betty Kenny

Neva Goodwin



Scott Wilensky
Senior Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.330.5942
Fax: 612.215.4504

January 18, 2013

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of the Sisters of St. Joseph of Carondelet and Consociates and Co-Filers the Sisters of St. Francis, Academy of Our Lady of Lourdes, and Neva Goodwin

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Xcel Energy Inc., a Minnesota corporation ("Xcel Energy"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of Xcel Energy's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders scheduled for May 22, 2013 (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from the Sisters of St. Joseph of Carondelet and Consociates, the Proposal's primary filer (the "Proponent"), and co-filers the Sisters of St. Francis, Academy of Our Lady of Lourdes, and Neva Goodwin (the "Co-Filers"). Xcel Energy requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if Xcel Energy excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent and the Co-Filers as notification of Xcel Energy's intention to exclude the Proposal from its 2013 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Xcel Energy intends to file its 2013 Proxy Materials on or about April 8, 2013.

The Proposal

Xcel Energy received the Proposal on November 29, 2012. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Xcel Energy Inc. ("Xcel Energy") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Xcel Energy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Xcel Energy's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

Basis for Exclusion

Xcel Energy believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

The Proposal may be properly excluded under Rule 14a-8(i)(10) because Xcel Energy has already "substantially implemented" it.

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has addressed each element of a proposal, that proposal may be excluded. Moreover, the company need not have implemented each element in the precise manner suggested by the proponent. *Exchange Act Release No. 34-20091* (August 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objectives." *See Anheuser-Busch Companies, Inc.* (January 17, 2007). The Staff has articulated this standard differently by stating that "a determination that the company has substantially implemented the proposal depends upon whether the particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, Xcel Energy has already "substantially implemented" the Proposal and may therefore exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(10). As stated above, the Proposal includes four guidelines, and, as discussed below, the disclosure and policies of Xcel Energy "compare favorably" with what the Proposal is seeking.

1. Policy and Procedures Governing Lobbying.

Xcel Energy addresses government communications, including lobbying, in three publicly disclosed policies and statements: (1) in its Code of Conduct (the "Code of Conduct"),[1] attached hereto as Exhibit B, which sets forth Xcel Energy's general policy on how employees must conduct themselves when engaging in political activities; (2) its statement on Stakeholder Engagement (the "Engagement Statement"),[2] attached hereto as Exhibit C, which explains the interests Xcel Energy seeks to advance through its engagement efforts concerning legislators and its regulators; and (3) its corporate policy 3.8 on Political Contributions and Government Communications ("Policy 3.8"),[3] attached hereto as Exhibit D, which provides specific compliance requirements with respect to political activities and communications with government officials. All of these policies and statements are available on Xcel Energy's website, as provided in the footnotes below.

First, the Code of Conduct, which is approved by the Xcel Energy Board of Directors, sets forth a general policy of "do what's right: report what seems wrong." And specifically with regard to lobbying, Xcel Energy sets forth the following policy: "Xcel Energy employees are responsible for ensuring compliance with such laws, regulations and company policies, including those that pertain to communicating with government officials," and that such interactions "are to be clear, transparent and in full compliance with all laws, regulations and company policies."

Second, the Engagement Policy provides Xcel Energy's publicly disclosed statement on its engagement with legislators and its regulators on issues important to Xcel Energy and its shareholders. Of particular note, the Engagement Policy identifies legislative initiatives and political action committees and grassroots political information events with employees as

[1] The Code of Conduct can be found on Xcel Energy's website at http://www.xcelenergy.com/staticfiles/xe/Corporate/Corporate%20PDFs/CodeOfConduct.pdf.
[2] The Engagement Statement can be found on Xcel Energy's website at http://www.xcelenergy.com/staticfiles/xe/Corporate/CRR2011/about-us/operating-companies/stakeholder-engagement.html.
[3] Policy 3.8 can be found on Xcel Energy's website at http://www.xcelenergy.com/staticfiles/xe/Corporate/3.8_Political ContributionsXcelEnergy4.7.2010.pdf.

significant points of engagement for Xcel Energy. Furthermore, the Engagement Policy sets forth the key interests Xcel Energy serves, including, but not limited to, reasonable energy costs, service reliability, environmental leadership, emissions reductions and responsible corporate governance.

Finally, in Policy 3.8, Xcel Energy generally outlines the compliance requirements with respect to political contributions and communications with government officials. Though Policy 3.8 does not expressly use the term "lobbying," the policy covers governmental communications with certain government decisions makers and was designed and is executed to address all political activities, including lobbying, as evidenced by its requirement that Xcel Energy disclose on an annual basis "corporate contributions to a candidate campaign, or to an entity organized under Section 527 of the" Internal Revenue Code (the "Code"). Moreover, in Policy 3.8, Xcel Energy sets forth the general policy that it may make contributions to lobbying or other political organizations or political candidates, so long as certain procedures are followed, which is discussed in more detail under subsection 4, below. Policy 3.8 also provides more specific direction and guidance on how and when employees and directors may communicate with governmental officials who are considered governmental decision makers under Policy 3.8 in contested and uncontested matters.

Based on the foregoing, Xcel Energy's publicly disclosed policy and procedures cover government communications, which includes lobbying, on a number of levels and from different angles. Accordingly, Xcel Energy believes its policy and procedures governing lobbying compares favorably with the Proposal's first prong. As discussed below, with regard to Xcel Energy's payment information, membership information and its decision-making processes and oversight, Xcel Energy discloses a robust amount of information as required by Policy 3.8.

2. Payment Information.

Xcel Energy maintains a dedicated page on its public website at www.xcelenergy.com, titled Political Contributions,[4] that provides, in adherence to Policy 3.8, annual reports of corporate contributions to political candidates and political committees and organizations under Section 527 of the Code. In addition, Xcel Energy discloses its contributions to trade associations in which the payments, if made directly by Xcel Energy, would not be deductible under Section 162(e) of the Code (i.e., lobbying expenses). These reports list the name of the candidates and organizations receiving the contributions as well as the amount of each particular contribution.

Furthermore, beyond Xcel Energy's own website, Xcel Energy reports information to the states in which it operates and the federal government on Xcel Energy's lobbying expenditures.

[4] Click on About Us, then click on Our Company, then click on Governance and select Political Contributions. The direct url for this section of Xcel Energy's website is http://www.xcelenergy.com/staticfiles/xe/Corporate/2011%20Corporate%20Report%20on%20Policy%203%208.pdf.

For instance, Xcel Energy provides information to Minnesota's Campaign Finance and Full Disclosure Board (the "MN Disclosure Board"), which tracks and publishes reporting companies' lobbying expenditures and can be found at http://www.cfboard.state.mn.us/lobby/LobPrincipalExpend_Current.html. The website is prepared based off reports provided to the MN Disclosure Board from the individual companies, and the MN Disclosure Board discloses Xcel Energy's lobbying expenditures from 2005 to 2011. In addition, the report provides other companies' expenditure amounts, thus allowing comparisons between the different companies' lobbying costs.

Xcel Energy also discloses what the Proposal seeks to a number of other states. Colorado, for instance, requires disclosure regarding the lobbyists Xcel Energy uses in addition to the amounts Xcel Energy pays to such lobbyists.[5] Further, both Texas and Wisconsin require similar disclosures, resulting in disclosure of amounts paid to lobbyists in the states that comprise approximately 93% of Xcel Energy's total 2011 rate base.[6] At least three states in which we operate—New Mexico, North Dakota and South Dakota—require lobbyists to register, but do not require disclosure of lobbying expenditures.[7]

With regard to the federal government, Xcel Energy and its registered lobbyists report its lobbying expenditures to the Senate and the House of Representatives in the quarterly "Lobbying Report" to the House of Representatives, which can be found at http://lobbyingdisclosure.house.gov/,[8] in which Xcel Energy discloses (1) the amount it spent on lobbying in the particular quarter, (2) the particular issue that Xcel Energy paid to have lobbied, (3) the federal entity that was lobbied, (4) the name of each lobbyist used, (5) whether there was any interest by a foreign entity in the lobbying and (6) the specific bills lobbied for or against. In addition, Xcel Energy and its registered lobbyists report indirect contributions (such as payments for events honoring covered elected officials, entities named for covered legislative officials or an organization controlled by covered officials) as part of its Form LD-203 filings. Similarly, payments made by Xcel Energy for outside lobbying services are required to be disclosed by lobbyists on Form LD-2. These reports are available and searchable in the lobbying disclosure websites of both the Senate and the House of Representatives.

---

[5] These reports can be found at http://www.sos.state.co.us/lobby/Home.do.

[6] These reports can be found at http://webdev.ethics.state.tx.us/search/lobby_search.cfm#Clients and https://lobbying.wi.gov/Efforts/ReportSortedPrincipals/2011REG, respectively.

[7] These reports can be found at http://sos.state.nm.us/sos-Lobbyist.html, http://www.nd.gov/sos/lobbylegislate/lobbying/reg-mnu.html and http://apps.sd.gov/applications/ST12ODRS/PrintLobbyist.asp, respectively.

[8] Reports to the Senate can be found at http://soprweb.senate.gov/index.cfm?event=selectfields.

3. Membership Information.

In its 2011 Political Contributions Report (the "Political Contributions Report"),[9] which is attached hereto as Exhibit E, Xcel Energy discloses its contributions to a candidate campaign and to an entity organized under Section 527 of the Code and payments to certain trade associations in which it is both a member and in which the payments made would not be deductible under Section 162(e) of the Code, which generally precludes the deduction of payments made for, in part, "influenc[ing] legislation" and "influenc[ing] the general public." In addition, the portion of dues paid to trade associations for lobbying activity is captured in Xcel Energy's quarterly federal lobbying disclosure to Congress. The trade associations covered by the Political Contributions Report are those whose dues paid by Xcel Energy exceed $25,000.

4. Decision-Making Process and Oversight.

Xcel Energy's decision-making process and management oversight encompasses a two-tiered system of review. The first concerns Xcel Energy's actual lobbying policies, largely contained in Policy 3.8, as discussed above. These policies are reviewed both by Xcel Energy's Governance, Compensation and Nominating Committee and its full Board of Directors. The second tier of review concerns the contributions actually made to a political candidate or lobbying organization. The general policy for review set forth in Policy 3.8 in this area is that "[a]ll corporate political contributions are subject to review for compliance and approv[al]." More specifically, the appropriate approval process depends on what sort of contribution was made. If the contribution is made to a political candidate, then the review process has three layers: Xcel Energy's Vice President of Federal and State Affairs, Xcel Energy's law department and finally the operating company chief executive officer of the jurisdiction where the expenditure will be made. If the contribution is made to an entity organized and operating under Section 527 of the Code, the approval process contains four layers. Like contributions to a political candidate, a contribution to a Section 527 organization requires approval from Xcel Energy's Vice President of Federal and State Affairs, Xcel Energy's law department and the operating company chief executive officer of the jurisdiction where the expenditure will be made, but such contributions also require the approval of Xcel Energy's Chief Executive Officer.

As discussed above, Policy 3.8 also addresses how and when Xcel Energy employees can communicate with government decision makers and other government officials. The Policy addresses communications both during the time of contested matters and outside of the time of the matters.

[9] The Political Contributions Report can be found on Xcel Energy's website at http://www.xcelenergy.com/staticfiles/xe/Corporate/2011%20Corporate%20Report%20on%20Policy%203%208.pdf.

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. For example, in *Wal-Mart Stores, Inc.* (March 30, 2010), at issue was a proposal that sought the adoption of "principles for national and international action to stop global warming," and set forth six principles by which the policy must abide. Wal-Mart Stores argued under Rule 14a-8(i)(10) that it had "in place policies regarding national and international action that embody and reflect, *at least to some degree*, each of the" six principles listed in the proposal (emphasis added). The Commission accepted the company's argument, and concurred with the exclusion of the proposal under Rule 14a-8(i)(10) as "Wal-Mart's policies, practices and procedures compare favorably with the guidelines of the proposal." *See also, e.g., Texaco, Inc.* (March 28, 1991) (permitting the exclusion under Rule 14a-8(i)(10) of a proposal seeking the adoption of the "Valdez Principles" regarding environmental matters because it was substantially implemented by company policies and practices concerning environmental disclosure and compliance review).

Moreover, the Staff has concurred with the exclusion of proposals where a company's actions did not precisely fit those called for by the proposal. In *Exxon Mobil Corp.* (March 23, 2009), the company received a proposal that sought a report on the company's political contributions and expenditures. In its supporting statement, the proponent argued that the company's policy and report on political contributions dealt only minimally with payments to the specified organizations. Nevertheless, the Staff concurred with the company that its disclosures were sufficient to demonstrate substantial implementation of the proposal even though the company did not disclose all payments to the particular organizations requested by the proposal.

Much like in the examples just described, Xcel Energy's publicly available policies and practices already address the four points set out in the Proposal. Xcel Energy has disclosed, either on its own website or through information that it provides that is posted on other publicly available venues, (1) its policy and procedures with regard to lobbying (the Xcel Energy website), (2) the payments it has made for lobbying (its website and state websites), (3) its membership in and payments to any tax-exempt organizations (its website) and (4) its decision-making processes and the oversight by management with regard to its lobbying expenditures (its website). As such, the very concerns raised by the Proposal have been adopted and reported to the public and Xcel Energy's shareholders. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(10), Xcel Energy believes it may exclude the Proposal from its 2013 proxy materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Xcel Energy excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 330-5942 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy Inc.

cc: Joänne Tromiczak-Neid, Justice Coordinator
Justice Commission
Sisters of St. Joseph of Carondelet and Consociates
1884 Randolph Avenue
Saint Paul, Minnesota 55105

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee
1001 14th Street NW, Suite 100
Assisi Heights
Rochester, Minnesota 55901

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, New York 10020

Exhibit A

Cathy Hart, Corporate Secretary
Xcel Energy, Inc.
414 Nicollet Mall, Suite 500
Minneapolis, MN. 55401-1993

November 29, 2012

Dear Ms. Hart, Cathy

In early November, Sister Zoa Braunwarth, OSF of the Franciscan Sisters of Rochester, Minnesota contacted you to request the filing due date for shareholder resolutions. At that time she did not know the issue of our concern. Since I have been traveling throughout the month, I have not been available either for conversation or dialog.

As with other companies with which we hold stock, we have concern about the influence that Xcel Energy has with legislation and the political process, thus the enclosed resolution. I am the primary filer of the above mentioned shareholder resolution and send it now in order to meet your filing due date of December 3, 2012

Therefore, I am writing on behalf of the Sisters of St. Joseph of Carondelet. We have owned more than $2,000 of Xcel Energy, Inc. common stock for at least one year. We intend to hold the stock at least through the date of the next Xcel Energy, Inc. Annual Meeting in 2013. Verification of ownership will follow from UBS Financial Services: Advisory & Brokerage Services.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the primary filers will attend the shareholders' meeting to move the resolution, if the Company desires.

It is my understanding that Sister Betty Kenny, OSF representing the Academy of Our Lady of Lourdes (Franciscan Sisters of Rochester, MN) will be a co-filer of the enclosed resolution.

The following are venues for contacting me in the future: jtromiczak-neid@csjstpaul.org and 651-690-7079.

Sincerely,

Joänne Tromiczak-Neid
Justice Coordinator

Justice Commission
Sisters of St. Joseph of Carondelet and Consociates
1884 Randolph Avenue, Saint Paul, MN 55105
651.690.7079 or 690.7044
www.csjstpaul.org
www.justicematters.blogspot.com

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Xcel Energy Inc. ("Xcel Energy") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Xcel Energy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Xcel Energy's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Xcel Energy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to Xcel Energy's long-term interests.

Xcel Energy spent approximately $3.81 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. Xcel Energy lobbies at the state level with at least 102 lobbyists in 6 states between 2003 and 2011 (National Institute on Money in State Politics). Xcel Energy is a member of the Chamber of Commerce, an organization characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), which has spent over $300 million on lobbying since 2010. Xcel Energy does not comprehensively disclose its trade association memberships or payments. Xcel Energy does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as support for the American Legislative Exchange Council.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Rcvd 12-3-2012
9:20am CT



ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF
SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS
OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

November 21, 2012

Corporate Secretary
Xcel Energy, Inc.
414 Nicollet Mall, Suite 500
Minneapolis, Minnesota 55401-1993

Dear Madame/Sir:

The Sisters of St. Francis, Academy of Our Lady of Lourdes, Rochester, Minnesota, looks for social, as well as financial, accountability in its investments, especially with regard to grassroots lobbying.

As you know from our previous letters/phone conversations with company officials, we are deeply concerned about this issue. It would seem appropriate for our company to have responded to us by now.

Since this has not happened, I am authorized to notify you of our intention to co-file the enclosed resolution with its primary filer, The Sisters of St. Joseph, St. Paul, Minnesota, so that it will be presented for consideration and action by the stockholders at the next annual meeting. Therefore I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As verification that we are beneficial owners of common stock in Xcel Energy, I enclose a letter from MorganStanley/SmithBarney. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope that this issue will be resolved sooner, rather than later, so that we will find it possible to withdraw the resolution.

We are willing to dialogue with you further on this matter in an effort to find common ground. Please let us know if this is a possibility.

Sincerely,

Sister Betty Kenny, OSF

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee

cc: Joanne Tromiczak-Neid
Julie Wokaty



Morgan Stanley Smith Barney
14 2nd Street SW, Suite 201
Rochester, MN 55902
tel 507 281 0403
fax 507 529 4413
toll free 800 528 8191

MorganStanley
SmithBarney

November 21, 2012

Academy of Our Lady of Lourdes
Attn: Sister Marlene Pinzka
1001 14th St NW
Rochester, MN 55901

RE: Ownership Xcel Energy

Dear Sister Marlene:

This letter serves as formal confirmation to verify that the Academy of Our Lady of Lourdes is the beneficial owner of 200 shares of Excel Energy. These shares were purchased in November of 1995, July of 1998, and December of 2002. The shares are held long in the Academy of Our Lady of Lourdes account at Morgan Stanley.

If further information is required, please do not hesitate to contact me at (952)921-1986.

Stephen A. McMahon, AVP
Complex Risk Officer

The above summary/prices/statistics contained herein have been obtained from sources believed reliable but are not necessarily complete and can not be guaranteed. Errors and omissions excepted. Past performance is not a guarantee of future results. Prices/Yields are subject to change and availability. This information is being provided at your request and does not replace or supersede your monthly Morgan Stanley Smith Barney customer statement.

11/21/12

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Xcel Energy Inc. ("Xcel Energy") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Xcel Energy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Xcel Energy's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Xcel Energy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to Xcel Energy's long-term interests.

Xcel Energy spent approximately $3.81 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. Xcel Energy lobbies at the state level with at least 102 lobbyists in 6 states between 2003 and 2011 (National Institute on Money in State Politics). Xcel Energy is a member of the Chamber of Commerce, an organization characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), which has spent over $300 million on lobbying since 2010. Xcel Energy does not comprehensively disclose its trade association memberships or payments. Xcel Energy does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as support for the American Legislative Exchange Council.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

RCVD 11/30/2012

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020

November 30, 2012

Cathy J. Hart,
Corporate Secretary and Vice President
Xcel Energy, Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Ms. Hart:

I, Neva R. Goodwin, am the beneficial owner of 180 shares of Xcel Energy common stock. I hereby file the enclosed shareholder resolution with Xcel Energy asking the Board of Directors to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

I support the inclusion of this proposal in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Joanne Tromiczak-Neid of the Congregation of St. Joseph, St. Paul Province has been designated as the primary filer on this resolution and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this resolution.

Per Rule 14a-8, I have held more than $2,000 of Xcel Energy common stock, acquired more than one year prior to the date of this filing and held continuously for that time. I intend to remain invested in this position continuously through the date of the 2013 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian, JPMorgan.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We look forward to a meaningful dialogue with Xcel Energy on this matter that may result in the withdrawal of this proposal. Please copy all correspondence regarding this proposal to both Farha-Joyce Haboucha, Managing Director, Rockefeller Financial, jhaboucha@rockco.com, 212-549-5220 and Joanne Tromiczak-Neid of the Congregation of St. Joseph, jtromiczak-eid@csjstpaul.org, 651-690-7079.

Sincerely,

Neva Goodwin

Neva Goodwin

cc: Joanne Tromiczak-Neid, Congregation of St. Joseph

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Xcel Energy Inc. ("Xcel Energy") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Xcel Energy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Xcel Energy's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Xcel Energy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to Xcel Energy's long-term interests.

Xcel Energy spent approximately $3.81 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. Xcel Energy lobbies at the state level with at least 102 lobbyists in 6 states between 2003 and 2011 (National Institute on Money in State Politics). Xcel Energy is a member of the Chamber of Commerce, an organization characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), which has spent over $300 million on lobbying since 2010. Xcel Energy does not comprehensively disclose its trade association memberships or payments. Xcel Energy does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as support for the American Legislative Exchange Council.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Exhibit B

CODE OF CONDUCT

Do what's right. Report what seems wrong


Xcel Energy®





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This brochure was published in 2011. As changes occur, we incorporate them into our online version, which may be found on XpressNET. In the event there are differences between a printed and online version, the online version should be considered the current statement of the Code of Conduct.

Nothing in this Code of Conduct is intended to be or should be construed as an express or implied employment contract. You are an employee at-will, which means that you can leave or be terminated at any time, with or without cause and with or without notice. Any statements to the contrary must be in writing and signed by an officer of the company that employs you.





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Dear Xcel Energy employee:
Because Xcel Energy operates ethically and honestly, we have an excellent reputation in the community and among our customers and shareholders. Fundamental to sustaining that reputation is our Code of Conduct, which we hope you will read and understand. It's there for you to reference when you encounter ethical issues in your day-to-day work, and we encourage you to take advantage of it.

Your responsibility is to: **Do what's right: Report what seems wrong.**

If you believe someone is violating the law, the Code of Conduct or any other corporate policy, you should promptly report it. That's also true if someone is doing anything that could damage Xcel Energy's reputation. We encourage you to ask questions and report concerns to your leader. Other reporting options also are available and are outlined in this brochure.

We investigate issues and take appropriate action. Rest assured that any retaliation against an employee who in good faith reports a violation or suspected violation of the law, Code of Conduct or other policy is strictly prohibited.

We appreciate your attention to the Code of Conduct and your help in maintaining our good reputation.

Sincerely,

Ben Fowke
Chairman, President and Chief Executive Officer





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Responsible by Nature

Providing essential services like electricity and natural gas brings with it many responsibilities—to our customers, shareholders, employees and communities. We need to partner with all of our stakeholders to make decisions that will contribute to our success. Respect and transparency are fundamental to our success as a sustainable, socially responsible company.

Xcel Energy's Code of Conduct is based on our company mission: Our company thrives on doing what we do best — and growing by finding ways to do it even better. We are committed to operational excellence and providing our customers reliable energy at a great value. We are dedicated to improving our environment and providing the leadership to make a difference in the communities we serve.

Our company vision statement drives our purpose: Be a responsible environmental leader, while always focusing on our core business — reliable and safe energy at a reasonable cost.

The Code of Conduct also reflects our values, which describe how we will treat each other and conduct our business.

Our values are to:

- Work safely and create a challenging and rewarding workplace.
- Conduct all our business in an honest and ethical manner.
- Treat all people with respect.
- Work together to serve our customers.
- Be accountable to each other for doing our best.
- Promote a culture of diversity and inclusion.
- Protect the environment.
- Continuously improve our business.

This Code of Conduct applies to all non-bargaining and bargaining unit employees of Xcel Energy Inc.'s subsidiaries and affiliates ("Xcel Energy"). The term employee, as used in this Code of Conduct, includes executive officers and all other regular, full-time, part-time and temporary employees, whether benefitted or non-benefitted employees.

If there are conflicts between this Code of Conduct and *collective bargaining agreements that are in effect for* bargaining unit employees, the collective bargaining agreement applies.

This Code of Conduct also applies to Xcel Energy Inc.'s board of directors and executive officers.

Contractors who have an agreement with Xcel Energy agree to ensure that they, their employees, agents and representatives perform services in accordance with Xcel Energy's Code of Conduct, as specified in the terms of the agreement. Contractors who violate Xcel Energy's Code of Conduct risk immediate release or loss of future business with Xcel Energy.

This Code of Conduct has been adopted by the board of directors of Xcel Energy Inc., as well as the boards of directors of Xcel Energy Services Inc.; Northern States Power Company, a *Minnesota corporation; Northern States Power Company,* a Wisconsin corporation; Public Service Company of Colorado, a Colorado corporation; Southwestern Public Service Company, a New Mexico corporation; and other Xcel Energy Inc. subsidiaries.

The use of "we," "ours," or "the company" is synonymous with Xcel Energy.



Personal Responsibility

Do what's right: Report what seems wrong
Xcel Energy's Code of Conduct outlines what is required of you. Take time to familiarize yourself with the Code of Conduct so you have what you need to: Do what's right.

Be responsible. Read and follow other corporate policies and complete required Code of Conduct training.



New employees are required to complete Code of Conduct training within 30 days of being hired and annually thereafter. In addition, members of the Xcel Energy Inc. board of directors complete Code of Conduct training annually.

If you have any questions about Xcel Energy's Code of Conduct, contact your leader, the Corporate Compliance and Business Conduct Office or Legal Services.

Reporting Options
If you believe someone is violating the law, the Code of Conduct or any other company policy, or is doing anything that could damage the company's reputation, you need to promptly: Report what seems wrong.

We encourage you to discuss issues with your leader. If you have reason to believe that your leader is involved in a suspected violation or act of wrongdoing you should use one of the numerous other reporting options that are available.

A leader is an employee who supervises other employees (supervisors, managers, directors, vice presidents, executive officers, etc.).

It's important that you provide enough information to conduct a comprehensive investigation. You may be contacted regarding an issue that was reported. You are required to cooperate with investigations.

The Compliance Hotline is available 24 hours a day and you are not required to leave your name. An independent communications specialist outside of Xcel Energy answers all calls to the Compliance Hotline. Every issue reported is investigated by the appropriate area.

Do what's right: Report what seems wrong 

Reporting options are numerous:
- Speak to your leader
- Contact the next level of management
- Contact EEO and Employee Relations
- Contact Xcel Energy's Corporate Compliance and Business Conduct Office, **612-215-5354**
- Call the Compliance Hotline, **800-555-8516**
- Contact Legal Services
- Report the concern to an Xcel Energy Inc. board member

Additional reporting options for nuclear:
- Complete a Nuclear Corrective Action Request form
- Report nuclear safety issues to the Employee Concerns Program, **866-327-4662**
- Contact the Nuclear Regulatory Commission, **800-695-7403**





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Compliance Responsibility

Our businesses are heavily regulated and reviewed by many federal, state and local governmental entities. Maintaining a high degree of compliance with the law is key to Xcel Energy's credibility and success.

It is your responsibility to ensure that you perform your job in accordance with the law. You should encourage others to comply with the law as well. Reference to "law" in this Code of Conduct includes any applicable state or federal statute, regulation, order or standard.

Xcel Energy is regulated by many federal agencies, including the Federal Energy Regulatory Commission (FERC), the Environmental Protection Agency (EPA), Occupational Safety and Health Administration (OSHA), Nuclear Regulatory Commission (NRC) and the Securities and Exchange Commission (SEC). In addition, state agencies, such as public utility commissions, pollution control agencies, and departments of natural resources have regulatory oversight; and government-sponsored entities like the North American Electric Reliability Council (NERC) also have oversight responsibilities.

Question:

What is the FERC No Conduit Rule?

Answer:

The FERC No Conduit Rule prohibits any person from sharing non-public transmission function information with a wholesale merchant function employee. Therefore, ask your leader before sharing information if you have questions about any of the following:

- What is transmission function information?
- Is the transmission function information public?
- Is the recipient a wholesale merchant function employee?

Reporting **What Seems Wrong** to the Compliance Hotline is one of many reporting options. The process works as follows:

- You call the toll free number, **800-555-8516**.
- An independent communications specialist outside of Xcel Energy answers your call. The communications specialist asks you a series of questions to get as much information as possible about the issue. "Who is involved?" "When did it happen?" "Is this the first occurrence?" "Location?" You are not required to leave your name. Before ending the call, the communications specialist provides you with a report number and a call-back date, so you can call back to receive updates, provide additional information or ask qualifying questions, all while remaining anonymous. The cycle continues until the investigation is complete.
- After completing a call with you, the communications specialist writes a report and sends the initial or follow-up report to Xcel Energy's Corporate Compliance and Business Conduct (CCBC) Office.
- The CCBC Office then forwards the report to the appropriate area to be investigated.
- The assigned area conducts the investigation. Upon completion of the investigation, the assigned area sends a summary of the investigation findings to the CCBC Office.
- The CCBC Office posts messages during the investigation and at the completion of the investigation. These messages are read to you by the communications specialist if and when you call back to the Compliance Hotline.
- While information regarding specific actions may not be available to you due to the confidential nature of the information, you should know that we appreciate you reporting **What Seems Wrong** so matters can be investigated.





Retaliation is Prohibited
Any retaliation against an employee who, in good faith, reports a violation or suspected violation of the law, Code of Conduct or other Xcel Energy policy is strictly prohibited. Good faith simply means there is a reasonable basis to believe in the accuracy of your report. EEO and Employee Relations investigates all allegations of retaliation. Disciplinary action or termination may result if retaliation occurs.

Contact EEO and Employee Relations or use any of the other reporting options listed in this brochure if you believe retaliation for reporting a violation of the law, Code of Conduct or any other company policy has occurred.

Additional Responsibilities for Nuclear Employees
Specific laws with respect to health and safety govern Xcel Energy's nuclear operations. If you work in or with our nuclear operations, you must comply with these laws. Workers in our industry are held to a high standard regarding attitudes and behaviors towards nuclear safety.

In addition, nuclear workers

- Are responsible for complying with the company's Nuclear Access Authorization and Fitness for Duty Program Procedures.
- Have the responsibility to follow nuclear reporting procedures for workplace violence as threats and/or acts of violence at our nuclear facilities carry additional concern.

Question:
What should I do if something doesn't seem right, but I'm afraid to report it, because I worry that doing so may result in retaliation against me?

Answer:
If something doesn't seem right, that is, you believe someone is violating the law, the Code of Conduct or any other corporate policy, or is doing anything that could damage our company's reputation, you need to promptly report it. We encourage you to ask questions and report your concerns to your leader. Numerous other reporting options are also available, as noted in this brochure. Any retaliation against an employee who, in good faith, reports a violation or suspected violation of the law, Code of Conduct or other policy is strictly prohibited. Good faith simply means there is a reasonable basis to believe in the accuracy of your report. If you ever believe retaliation occurs as a result of filing a report, please report it to EEO and Employee Relations or use any of the other reporting options listed in this brochure.

Additional Responsibilities for Leaders
Xcel Energy employees in leadership positions (supervisors, managers, directors, vice presidents, executive officers, etc.) have additional responsibilities regarding this Code of Conduct.

Xcel Energy leaders must:

- Model ethical business conduct
- Foster an environment where employees feel comfortable reporting **What Seems Wrong**
- Promptly respond to requests for guidance or issues reported
- Report allegations of wrongdoing that could impact financial statements to the Corporate Compliance and Business Conduct Office





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Corporate Compliance and Business Conduct Office

The Corporate Compliance and Business Conduct (CCBC) Office exists to identify and manage risks and improve awareness of an ethical business culture. You may contact the **CCBC Office**, at **612-215-5354**, to ask questions, **Report What Seems Wrong** or offer ideas to improve the effectiveness our CCBC Program.

Do What's Right...to Each Other

The real energy behind the company's success comes from you. Our expertise, creativity and hard work ensure that Xcel Energy is among the best energy companies in the country.

Legal and Ethical Standard

You must be honest, fair and trustworthy in all company activities and relationships. You must know and comply with this Code of Conduct, other company policies, laws and regulations. We will not tolerate any unlawful or unethical activity or any activity that may appear unlawful or unethical.

Equal Employment Opportunity

Xcel Energy provides equal employment opportunity. We do not discriminate based on age, gender, race, color, creed, religion, sexual orientation, gender identity, national origin, disability or veteran status. Other characteristics may be recognized and protected by federal, state or local laws or ordinances.

We seek to attract qualified job applicants and candidates who reflect the diversity of the qualified labor market. We base our selection of successful candidates upon merit, qualifications and other job-related criteria.

Employees do their best work when they feel valued and respected in the workplace. We engage employees in programs to ensure diversity is understood and valued through inclusion.

Be responsible. Read and follow corporate policy 9.4, Equal Opportunity.

Harassment-free Workplace

All employees have the same opportunities for success without regard to age, gender, race, color, creed, religion, sexual orientation, gender identity, national origin, disability or veteran status or any other characteristic protected by law. Discrimination and harassment based on any of these characteristics, including conduct, remarks, jokes or pictures, will not be tolerated.

You are to treat all those with whom you work with respect, professionalism and dignity. In addition to discrimination and harassment as defined above, other unacceptable behavior including bullying, hazing, horseplay or profanity, is prohibited at Xcel Energy when:

- Such conduct unreasonably interferes with workplace productivity or is disruptive
- Such conduct creates an unsafe work environment
- Such conduct appears to, or is intended to, demean an individual



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All employees have an obligation to report possible discrimination or harassment using one of the reporting options. Any leader who becomes aware of possible discrimination or harassment and fails to report it is subject to disciplinary action or termination.

EEO and Employee Relations promptly investigates all reported incidents and works with leaders to take appropriate action.

Be responsible. Read and follow corporate policy 9.5, Discrimination, Harassment and Other Unacceptable Behaviors.

Question:
Does harassment always involve a leader and a subordinate?

Answer:
No. Anyone whose behavior interferes with someone's ability to do his or her job can be a harasser, including supervisors, co-workers, or even non-employees, like vendors or contractors.

Question:
I believe I was not promoted because of my race. What should I do?

Answer:
Anyone who feels discriminated against or harassed because of his or her race or other legally protected characteristic should contact Xcel Energy's EEO and Employee Relations Department or use any of the other reporting options listed in this brochure. Any retaliation against an employee who, in good faith, reports a violation or suspected violation of the law, Code of Conduct or other policy is strictly prohibited. Good faith simply means there is a reasonable basis to believe in the accuracy of your report.

Drug and Alcohol Use

You must report to work fit for duty so you can perform your duties safely and efficiently. This requires employees to abstain from using alcoholic beverages, mood altering drugs and drugs that adversely impact performance prior to the start of a workday, or during a workday, lunch break or other break. The use, possession, transfer or sale of illegal drugs by employees is prohibited.

Any employee who is convicted of violating a drug or alcohol statute on Xcel Energy premises, on company time, or while conducting company business off company premises, must report to EEO and Employee Relations no later than five days after conviction.

Xcel Energy's Drug and Alcohol policy includes pre-employment and reasonable-cause testing for all employees.

Our Employee Assistance Program offers confidential assistance for those with drug and alcohol abuse problems.

Be responsible. Read and follow corporate policy 9.3, Alcohol- and Drug-free Workplace.





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Safety

Safety is a core value at Xcel Energy. We must consider safety as our primary responsibility.
You need to work in a manner to prevent personal injuries to yourself and others, and damage to company or customer property and equipment. You must comply with all applicable safety policies and with federal and state safety regulations.

Leaders are required to enforce policies and procedures and support a reward and recognition system that fosters a safety culture.

Be responsible. Read and follow corporate policy 12.1, Safety.

Question:

Do I have the ability to stop work on a job if I believe it is not being done safely?

Answer:

Yes, employees have the ability to stop work on a job that they believe is not being done safely or if an employee is asked to do something they believe is not safe. If an employee stops work, the working foreman or crew leader and the employees on the crew will meet and discuss the issue. If they are able to resolve it, work will then continue. If they are not able to resolve the issue, the leader should be notified and the leader will assess the work being done and determine how to proceed. Safety consultants are available to assist the crew or management in determining if the job was being performed safely or if changes need to be made.

Our safety culture is based on the following principles:

1. Safety is everyone's responsibility.
2. Leaders demonstrate a commitment to safety.
3. Decision-making reflects safety first.
4. A questioning attitude ("what-if") is cultivated.
5. Organizational learning is embraced.
6. Safety undergoes constant examination.
7. Employees are free to raise any type of safety concern and are assured that harassment, intimidation, retaliation or discrimination for doing so is strictly prohibited.
8. Nuclear technology is recognized as special and unique.





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Security

Xcel Energy is committed to compliance with requirements for security regulations and protecting company assets, including people, property, products and information.

Employees are required to take appropriate steps to: 1) protect assets, people, property and products from injury, loss and damage; 2) ensure the safety of employees, contract workers, visitors and customers; 3) protect information from loss or unauthorized access and 4) preserve company revenue.

Be responsible. Read and follow corporate policy 11.2, Security

Question:

I need to bring a visitor into a Critical Infrastructure Protection (CIP) restricted area for just a minute. Do I really need to sign them in and out using the CIP escort log?

Answer:

Yes. Any time you escort someone without unescorted access rights on their ID/Access card, they must sign in and out using the approved escort log, regardless of how long they will be in the CIP area. CIP regulations require that we log all access into a CIP area. If you have authorized access you must scan your access card on the reader every time to create a log of your access.

Question:

I need to keep a door with a card reader on it open for two hours every morning to carry supplies in and out. I have been jamming a piece of cardboard in the lock to keep it from closing. Is that OK given it's for a legitimate business need?

Answer:

No, such a process is considered tampering with a security device and is a violation of our Security policy. Discuss the issue with your leader to develop an acceptable solution or contact the Security Operations Center. In the meantime, you must use your Xcel Energy ID/Access card each time you enter through the door and then immediately secure the door.

Prevention of Workplace Violence

Xcel Energy strives to provide a safe and secure working environment . We will not tolerate violence or threats of violence in the workplace.

Employees who become aware of possible violence or a threat of violence must promptly report the incident to the Security Operations Center.

The company will conduct an investigation and take appropriate action.

We cooperate with law enforcement officials in investigating violence and threats of violence.

Employees who engage in violent conduct, make threats of violence or fail to report incidents of violence are subject to discipline or termination.

Be responsible. Read and follow corporate policy 9.13, Workplace Violence.



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Conflicts of Interest

You are expected to act in the best interest of Xcel Energy and to avoid conflicts of interest. A conflict of interest arises when personal interests interfere with or appear to interfere with responsibilities to the company. Base all of your decisions on what's in the best interest of Xcel Energy and not on what's best for you personally.

You owe your undivided business loyalty to the company.

- This duty is breached when you or a member of your family engage in activities that cause a conflict of interest or an appearance of a conflict of interest.
- This duty is also breached when you take for yourself or a member of your family opportunities that are discovered through your position with the company.

Family includes father, mother, son, daughter, brother, sister, wife, husband, grandparent and grandchild, or an individual who has acquired such a relationship through marriage or adoption. If you have questions about other relatives, contact Legal Services.

Neither you nor your family may have a personal financial interest in firms doing business with Xcel Energy without first obtaining approval through the Conflict of Interest process on the Legal Services website.

"Personal financial interest" means owning or controlling more than 1 percent of a corporation's outstanding securities or similar financial interest in an enterprise not considered a corporation. It also refers to being a consultant, officer or director of an enterprise or being an employee in, or having a member of your family in a position to influence the actions of an enterprise that does business with Xcel Energy.

Before accepting a board of director position with another for-profit corporation or business you must first obtain approval through the Conflict of Interest process on the Legal Services website.

You may not request charitable contributions from suppliers without advance approval as required through the Soliciting Goods and Services from Suppliers Process on the Supply Chain website.

Members of the Xcel Energy Inc. board of directors and executive officers must also abide by the provisions in the Related-party Transactions policy.

Be responsible. Read and follow corporate policy 3.11, Related-party Transactions.

Question:

Can my brother's cleaning company provide services to one of Xcel Energy's service centers?

Answer:

The answer depends on several factors including the selection process, availability of other service providers, personal financial interest, etc. To find out if your brother's cleaning company is eligible for consideration, complete the Conflict of Interest form on the Legal Services website.





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Question:
I am a management-level employee, and I want to take a part-time job with a local energy-consulting firm. What should I do?

Answer:
Because of the appearance of or potential for a conflict of interest, you need to discuss this with your leader. Ultimately you must first obtain approval through the Conflict of Interest process on the Legal Services website.

Question:
I was invited to an industry conference sponsored and paid for by one of our major suppliers. It will be held at a resort in Arizona and the supplier will pay all expenses, including travel. The purpose of the conference is to demonstrate the supplier's new line of products. May I attend this conference?

Answer:
Consult your leader. If there is a business purpose and benefit to the company, attendance is permitted; however, the company should pay all expenses. If there is no business purpose or benefit to the company, you should not attend no matter who pays the expenses. You must avoid the appearance of or potential for a conflict of interest.

Information Management and Protection

All entries on the company's books and records must reflect fairly, accurately, and in reasonable detail, the business transactions and other activities of Xcel Energy.

Access and use of information technology systems and company information must be as permitted by and in accordance with applicable laws, rules, regulations and company policies.

Employees must manage and protect all company information against loss and unauthorized access, especially secured information. You must report actual or suspected data security breaches involving unauthorized access to information to the Security Operations Center at 612-330-6900 or one of the other reporting options listed in this brochure.

Information contained within or transmitted via Xcel Energy's Technology and Information Resources is the property of Xcel Energy. While Xcel Energy has specific data security measures in place to protect secured information, including your personal information related to your employment relationship, you should have no expectation of privacy regarding non-business, personal information created, communicated, transmitted and/or stored in information technology systems.

Be responsible. Read and follow other related corporate policies:

3.7, Information Management and Protection
6.2, Information Security Requirements
6.3, Information Technology Governance
9.20, Appropriate Use of Company Assets





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Question:

What is Secured Information?

Answer:

Secured Information is information maintained by Xcel Energy for the course of business that is classified as Confidential Restricted Information, Confidential or Internal Information in the Information Security Classifications.

Confidential Restricted Information is highly sensitive information such as:

- Personally Identifiable Information (PII)
- Protected Health Information (PHI)
- Quarterly earning statements prior to public release
- Critical system configurations

Confidential Information is information whose disclosure is restricted by law or company policy, such as:

- Employee and customer private data (excluding PII)
- Strategic plans
- Financial analysis
- Material, non-public information

Internal Information is information that must be protected due to proprietary, ethical or privacy consideration, such as:

- Xcel Energy's Address Book, which lists employee information like telephone numbers, work locations and email addresses
- Company information on XpressNET
- Corporate and business area policies and procedures

You must manage and protect all company information against loss and unauthorized access, especially Secured Information. Employees without a business need shall not access or attempt to access Confidential Restricted and Confidential Information.

Other Company Assets

In addition to information, you probably use a variety of other company assets every day to perform your job, such as equipment, tools, vehicles, supplies, telephones, computers, email, the Internet, money, property and/or your time. You must properly use company assets for Xcel Energy business in accordance with laws, rules, regulations and company policies.

Company assets that no longer support business operations must be properly disposed of, donated, traded or sold. Assets that are in rate base must be properly retired.

Employees are expected to return all company assets not used on the job to the appropriate warehouse, storage facility or other place of origin, using appropriate procedures.

Taking or using company assets for unauthorized personal use is strictly prohibited.

Be responsible. Read and follow other related corporate policies:
3.7, Information Management and Protection
4.11, Company Assets: Sales, Donations and Disposal
9.20, Appropriate Use of Company Assets
10.3, Company Vehicle Assignment




Question:
My leader authorized one of my co-workers to drive a company vehicle home occasionally after site visits. I believe my co-worker is pushing the limits on this authorization because I continually see the company vehicle at his house. What should I do?

Answer:
Company vehicles, including pool vehicles, assigned vehicles and commute (take home) vehicles, are available to employees for company business. The type of vehicle and its proper use are determined by business needs in accordance with company policies and required approvals.

Because you are expected to **Report What Seems Wrong,** you should discuss your concern with your leader or use one of the other reporting options listed in this brochure.

Intellectual Property

You are responsible for protecting intellectual property owned by Xcel Energy. Intellectual property includes copyrights, trademarks, patents, trade secrets and contractual obligations. Intellectual property owned by others may be used only with the owner's permission. Your obligation to protect intellectual property continues after you leave the company.

You may not copy, reprint, duplicate, recreate in whole or in part, computer programs or related systems developed or modified by employees, or acquired from outside vendors.

Be responsible. Read and follow other related corporate policies:
3.7, Information Management and Protection
6.2, Information Technology Governance

Question:
You purchased a software program to manage your personal finances and installed it on your home computer. You would like to use the program while traveling on company business. Can you to install the software program on your work laptop?

Answer:
No. All applications, including software programs, installed within Xcel Energy's information technology computing environment must be acquired through Business Systems. This is necessary to ensure that the company can produce proof of licensing for each software application installed on company-owned equipment. Additionally, Business Systems' processes ensure that only secure software that is compatible with existing systems is introduced into the Xcel Energy information technology computing environment.





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Inventions

If you develop or participate in the development of technology, products, ideas or inventions, processes and techniques related to your employment or related to Xcel Energy's business ("inventions"), you will assign all rights, title and interest to Xcel Energy. If you have any questions about inventions, contact your leader or Legal Services.

Media Communications

All media communications must be managed through and by Media Relations or designated communications representatives, except those that are managed by Investor Relations.

Be responsible. Read and follow corporate policy 5.5, Communications.

Do What's Right...for Customers and the Community

We provide customers and the community with safe, reliable energy at a reasonable price. As an added value, we deliver that energy in an environmentally responsible way and work diligently to ensure our customers and the public are safe around electricity and natural gas.

Environment

We reflect our commitment to the environment in our actions. We comply with environmental laws and other requirements for waste or contamination of air, water and other natural resources.

Whether you work in a plant, the field or an office, you are expected to be sensitive to the importance of preserving the environment and natural resources. In addition, you are required to report any condition that poses an environmental, health or safety hazard.

Be responsible. Read and follow corporate policy 8.1, Environmental.

Public Safety

Our commitment to safety extends beyond our employees to our customers and the community. Because our products pose potential risks, we have comprehensive programs and procedures in place to promote safety awareness. Our public safety outreach programs target customers and communities to educate them on safety topics related to electricity and natural gas. Some of our areas of focus for public safety include how to:



- Recognize and respond to a natural gas leak
- Dig safely around buried utility lines
- Work and play safely when overhead power lines are nearby

Information on employee safety appears under the heading: **Do What's Right...to Each Other**.





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Charitable Activities

We are proud of our commitment to the communities where we provide services, work and live. We have a variety of ways we invest in our communities, including giving money, time and expertise.

The Xcel Energy Foundation provides some of our investment and its board of directors, made up of company leaders, establishes and oversees our focus area giving.

Be responsible. Read and follow corporate policy 5.4, Xcel Energy Foundation/Corporate Contributions.



Do What's Right...for Shareholders

Shareholders have invested their trust and money in Xcel Energy. It is our responsibility to earn that trust.

Securities Transactions

Securities trading is the buying and selling of stocks, bonds and other securities ("securities"). You are prohibited from buying or selling securities when you have material, non-public information, which is information that is not available through a public means to the ordinary investor and that could reasonably affect the price of the security.

Information that is not available to the public may be considered material, non-public information. Information is available to the public, for example, when it is published in a news release or filing.

You are also prohibited from communicating material, non-public information, or tipping such information, to anyone that does not have a business need and/or who may use that information in trading securities.

Be responsible. Read and follow other related corporate policies:

3.14, Securities Trading Overall

3.15, Securities Trading for Pre-clearance Employees

Question:

You receive a mailing indicating you have the ability to diversify your holdings of Xcel Energy stock into other Vanguard funds. You have accumulated over 3,000 shares of stock. Your investment advisor has also encouraged you to diversify. What is your next step?

a. Instruct your investment advisor to diversify your holdings
b. Contact Vanguard to make the change
c. Secure written permission from the Securities Trading Policy Committee
d. Contact your leader
e. Contact Legal Services

Answer:

The appropriate response depends on the type of employee you are. If you are:

- Designated as a pre-clearance employee, you must first secure written permission from the Securities Trading Policy Committee.

- Not designated as a pre-clearance employee and you are not aware of material, non-public information, you may contact Vanguard to make the change.

The office of the Corporate Secretary maintains the list of pre-clearance employees.



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Question:

How do I know whether I am aware of material, non-public information about the company?

Answer:

Information is material if a reasonable investor would consider it important in deciding whether to buy, sell or hold securities, given the total mix of information about the company. For example, material information may include information about:

- Revenue, earnings or other operating results
- Projections of future earnings or losses
- Major litigation
- Regulatory developments
- Business acquisitions
- Senior management changes
- Events regarding the company's securities, such as dividends, sales of securities or repurchases

Information becomes public through various communications channels. For example, information becomes public when communicated as a:

- News release
- SEC Filing, such as a Current Report on Form 8-K or an Annual Report on Form 10-K

If you are unsure whether you have material, non-public information, refrain from trading and consult your leader or Legal Services.

Financial Reporting

Xcel Energy is a public company and files reports and other documents with the Securities and Exchange Commission (SEC) and the stock exchanges on which our securities trade. As a public company, Xcel Energy issues news releases and makes other public statements that include financial and other information about its business, financial condition and results of operations.

Employees must make full, fair, accurate, timely and understandable disclosure in reports and documents that Xcel Energy files under the securities laws with the SEC or in other public communications.





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Do What's Right...for Business Partners

Our business partners, who include suppliers, consultants and government contactors, are instrumental to our success. We choose those partners based on the quality of their product, service, price and other competitive factors.

Supplier Relations

When purchasing goods and services, Xcel Energy selects suppliers based on quality, service, price and other competitive factors, without regard to political affiliations or positions on public policy issues. Employees must avoid activities that may create a conflict between supplier interests and the interests of Xcel Energy.

Be responsible. Read and follow related corporate policies:
3.3, Signing Agreements and Delegation of Authority
4.3, Supplier Diversity
4.10, Procurement of Normal Goods and Services

Gifts and Entertainment

Neither you nor a member of your family may accept gifts, favors, services, payments, privileges, or special treatment of any kind or give them to anyone in a business relationship, including customers, suppliers or contractors, unless to do so would be:

- Consistent with good business practices;
- Appropriate as to time, place and kind;
- Not embarrassing to Xcel Energy if there were public disclosure; and
- Of a nature or value that does not influence or give the appearance of influencing the behavior of the recipient.

If you receive a gift not in compliance with this policy, return it along with an explanation of our Gifts and Entertainment policy.

Giving or receiving gifts of cash (or loans) is expressly forbidden.

Question:

A potential supplier to Xcel Energy has offered to pay all expenses for my spouse and me to fly to London to attend the tennis finals at Wimbledon. Is this acceptable?

Answer:

No. The Gifts and Entertainment section of the Code of Conduct prohibits accepting such a trip because it is not in compliance with the policy. Furthermore, it could create a conflict of interest or the appearance of a conflict of interest. Specific questions should be directed to Legal Services or the Corporate Compliance and Business Conduct Office.





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Question:

A supplier with whom Xcel Energy does business sends you a tin of popcorn—about $50 in value—as a holiday gift. Can you keep the gift or should you send it back?

Answer:

In this case, if a signed contract is in place and no new negotiations are planned, it's probably OK to accept the popcorn, providing it does not constitute a conflict of interest and is not prohibited by other elements of the Code of Conduct.

It's likely to be acceptable in this case because it's aligned with the four aspects of Gifts and Entertainment policy:

- It's a business practice with good intentions;
- It's not extravagant and it is appropriate to time, place and kind;
- It probably wouldn't be embarrassing if known publicly; and
- The value is not likely to influence or give the appearance of influencing the company's behavior.

Sharing the tin of popcorn with all members of your work group is encouraged. Questions about gifts can be directed to the Corporate Compliance and Business Conduct Office.

Affiliate Transactions

Certain federal and state regulatory agencies have adopted standards of conduct, codes of conduct or other rules that govern the business transactions between Xcel Energy and its affiliates, or between Xcel Energy affiliates, and even between business areas within Xcel Energy. These rules, standards and code requirements are complex and can change, as utility regulation continues to change at both the federal and state levels.

We follow applicable affiliate transaction rules, standards of conduct and codes of conduct. If you have a question about whether a specific agreement or business practice may be subject to these requirements, contact your leader or Legal Services.

Antitrust

Antitrust laws prohibit any agreement or arrangement among competitors that could restrain trade. This includes agreements to fix prices, divide or manipulate markets, limit production or unlawfully restrict competition.

We avoid conduct that violates, or appears to violate, antitrust laws.

Bribes and Kickbacks

We abide by anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act. We deal with our customers, suppliers, contractors and the governments of all communities in which we operate in a straightforward and aboveboard manner. We do not pay or receive bribes, kickbacks or unlawful payments to or from any public official, or government or other individual, whether foreign or domestic, to secure any contract, concession or favorable treatment for Xcel Energy Employees. This prohibition extends to the payment or receipt of money or anything else of value to consultants, agents or other intermediaries when the Employee has reason to believe that some part of the payment will be used for a bribe or otherwise to influence action.



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Export Controls, Economic Sanctions and International Boycotts

We must comply with export control and economic sanctions laws of the United States (U.S.). These laws restrict transfers, exports and sales of products or technical data from the U.S. to certain countries and individuals. These laws also regulate re-exports of such items from one foreign location to another. In some circumstances, they restrict the sharing of technical data with foreign nationals located within the U.S.

In addition, U.S. export laws prohibit cooperation with certain boycotts imposed by some countries against others. The most notable of these is the Arab boycott of Israel. You may not cooperate with any prohibited boycotts and must report any request for cooperation immediately to your leader, Legal Services or one of the other reporting options listed in this brochure.

Be responsible. Read and follow other related corporate policies:
3.5, Foreign Corrupt Practices Act and Foreign Agents, Consultants and Joint Venture Partners
3.13, Export Control Compliance

Question:

Which of the following activities are considered an export under U.S. law?

a. Physically shipping products from the U.S.
b. Traveling abroad with software on a laptop computer
c. E-mailing software to affiliates or outside contractors located outside of the U.S. or who are Foreign Nationals
d. Posting encryption software on the Internet
e. Making software source code available for download outside the U.S.
f. Disclosing source code or technical information (e.g., by fax, Internet, email or during a telephone conversation) to a Foreign National (even if such Foreign National is located inside the U.S.)
g. All of the above

Answer:

All of these activities are considered an export under U.S. law. An item is also considered to have been exported from the U.S. if it:

- Leaves the U.S.
- Leaves the U.S. but is not for sale, (e.g., a gift)
- Goes to a wholly owned subsidiary in a foreign country
- Was originally manufactured outside the U.S. and is being transmitted or shipped through the U.S., or being returned from the U.S. to its foreign country of origin.

Export laws are complex with severe penalties for non-compliance. Refer to corporate policy 3.13, Export Control Compliance, for actions and approvals required prior to engaging in any export transaction. You may direct questions to Legal Services.





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Do What's Right...for Government Decision Makers

Political Activities

Xcel Energy respects and supports everyone's right to participate in political activities. Contributing your time, money or resources to personal political activities is entirely personal and voluntary.

Xcel Energy works with local, state and federal officials ("government officials") on political activities important to our company, employees, customers and shareholders. Interactions are to be clear, transparent and in full compliance with all laws, regulations and company policies.

Xcel Energy employees are responsible for ensuring compliance with such laws, regulations and company policies, including those that pertain to communicating with government officials. If you have a question with respect to a communication, check with your leader, Federal and State Affairs or Legal Services for guidance prior to any communication.

Employees are expected to cooperate fully and truthfully with regulatory and governmental investigations and proceedings, and not obstruct other employees from doing so. Furthermore, all discussions and interactions must comply with reporting requirements.

Be responsible. Read and follow other related corporate policies:
3.8, Political Contributions and Communications
5.5, Communications

Waivers

Only members of Xcel Energy Inc.'s board of directors may waive a provision of the Code of Conduct for members of Xcel Energy Inc.'s board of directors or executive officers, and any such waiver will be promptly made public in accordance with legal and regulatory requirements.

Waivers for all other employees should be submitted to the director of Corporate Compliance within a reasonable period in advance of the proposed conduct. The chief compliance officer may approve the waiver upon the review and written recommendation of Legal Services and the affected area of management.





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Consequences of Violating the Code of Conduct

Employees who violate the law, Xcel Energy's Code of Conduct or any other company policy will be subject to disciplinary action or termination. Additional actions may include reassignment of work duties and limitation in future job opportunities. Violations of law may be referred to law enforcement authorities for prosecution.

References

Resources
Corporate Policies
Reporting Options
Compliance Training, Learning Management System
Record Retention Schedules

Contacts
Corporate Compliance and Business Conduct Office, 612-215-5354
Compliance Hotline, 800-555-8516


Xcel Energy®
RESPONSIBLE BY NATURE℠

414 Nicollet Mall
Minneapolis, MN 55401
1-800-328-8226
xcelenergy.com

11-06-212

Exhibit C

Stakeholder Engagement




We are energized

Having a clear understanding of our stakeholders and our impact helps us set our priorities and create a course of action to ensure a sustainable and socially responsible future. We cannot act effectively without considering input from many different groups. Our stakeholders are those individuals and groups who affect or are affected by our business operations. The greater the impact, the more heavily we invest our time, energy and resources in the relationship. We engage with and respond frequently to various groups as outlined below.

Customers Employees Communities Legislators & Regulators Investors

Engagement

- Policy leadership
- Governmental and regulatory staff
- Regulatory proceedings
- Reports, filings and informational materials
- Legislative initiatives
- Political action committees and grassroots political informational events with employees
- Presentations and speaking engagements

Key Interests

- Reasonable energy costs
- Service Reliability
- Environmental leadership
- Emissions reductions
- Responsible corporate governance

Our Response

- Productivity and cost reduction efforts
- Clean energy strategy
- Support for renewable energy standards
- Regulated energy efficiency and conservation programs and goals
- Voluntary emissions reduction initiatives
- Highly rated corporate governance program

Operating Companies »

Exhibit D

Xcel Energy® | RESPONSIBLE BY NATURE™

3.8 Political Contributions and Government Communications (Uniform Policy)

Summary

Employees and Directors must comply with all federal laws restricting the making of political contributions or expenditures using corporate funds in connection with elections for federal offices.

When communicating about matters involving Xcel Energy, Employees and Directors must accurately convey corporate messages and support the Xcel Energy brand.

Applicability

This policy applies to all non-bargaining and bargaining employees ("Employees") and members of the board of directors ("Directors") of Xcel Energy Inc., its wholly owned subsidiaries and affiliates ("Xcel Energy," or the "company"). The term "Employee" as used in this policy, includes all regular, full-time, part-time and temporary employees, as well as contract workers.

Definitions

Directors Members of the board of directors of Xcel Energy, Inc.

Employees All regular, full-time, part-time, and temporary employees, as well as contract workers.

Xcel Energy Xcel Energy Inc., its wholly owned subsidiaries and affiliates ("Xcel Energy," "we," the "company").

Content

Political Contributions

We believe interaction with the legislative and policy-making environments is important to our business. Employees and Directors have the opportunity to join together in political action committees (PACs) on both the federal and state levels, and to have those voluntary contributions donated, through the votes of their respective boards of directors, to candidates and office holders. The company's political action committees are required to publicly disclose receipts and contributions to the Federal Elections Commission and in states where contributions are made.

We also may provide financial support to political candidates, committees and other political organizations by making corporate contributions where it is legally permissible to do so. All corporate political contributions are subject to review for compliance and approved, as noted below.

All contributions are publicly disclosed as required by applicable federal and state laws. Federal and state laws require candidate campaign committees, political committees and ballot committees to report the contributions they receive. Certain states require reporting of company contributions made in those states.

After careful consideration of specific federal, state and local laws that may impact such decisions, Xcel Energy may make such expenditures, if it is legal, under the following conditions:

- Corporate contributions to a candidate campaign require prior approval of the VP, Federal & State Affairs, the Law Department and the operating company CEO of the jurisdiction where the expenditure will be made.

- Corporate contributions to an entity organized and operating under Section 527 of the Internal Revenue Code (26 USC § 527) require prior approval from the VP, Federal & State Affairs, the Law Department, the operating company CEO of the jurisdiction where the expenditure will be made and the CEO of Xcel Energy. The director of Political Action, prior to any formal or informal commitment being made, shall coordinate contributions.

Communications with Government Decision-Makers

The legislative process allows communications about proposed legislation with those who are responsible for its adoption. Therefore, U.S. senators or congressmen, state legislators, county commissioners, city council members and other legislative officials are not considered decision-makers under this rule.

Government decision-makers include judges, administrative law judges, arbitrators and state or federal government employees who have the authority to approve permits, applications, petitions, contracts and rules or rates. Employees and Directors who communicate with government decision-makers about matters involving the company must do so consistent with this policy.

- If a communication is on a contested matter pending before the decision-maker, it shall occur only at public hearings that are held for the purpose of deciding the matter. Contested matter means any administrative matter in which a person has intervened or where the Employee or Director knows that a person will oppose Xcel Energy. If the decision-maker requests additional information or we provide it through correspondence or conversations, that information must be made part of the public record. If such communication is on a matter that is not pending before the decision-maker or is not a contested matter, it shall take place during normal office hours in a regular business setting.

- When a contested matter is pending before a decision-maker or a body or agency of which the decision-maker is a member, Employees and Directors will not sponsor activities of any kind for the decision-maker or any employee of that body or agency. At these times, Employees and Directors will not initiate social contact with such decision-makers. Should Employees or Directors find themselves in social settings with decision-makers, they shall not discuss any pending contested matter. When no contested matter is pending before a decision-maker or a body or agency of which the decision-maker is a member, the company may sponsor activities for that decision-maker or any employee of the group. When the activities include food, beverage, transportation or other costs, Employees and Directors, upon request, will inform the decision maker or any employee of the body or agency of the individual's share of the costs so the individual can pay the appropriate share.

Posting on Corporate Web Site

On an annual basis, corporate contributions to a candidate campaign, or to an entity organized under Section 527 of the Code, will be disclosed on our corporate Web site.

Xcel Energy will make reasonable efforts to obtain from trade associations receiving more than minimal annual dues or payments about what percentage of the company's dues or payments were used for expenditures or contribution that, if made directly by the company, would not be deductible under section 162(e)(1) of the Internal Revenue Code, and providing as possible a breakdown for subsections 162(e)(1)(A), 162(e)(1)(B), 162(e)(1)(C), and 162(e)(1)(D). For the first two years, dues or payments less than $25,000 will be considered minimal; the threshold will be reanalyzed in subsequent years. The report on our company Web site will set forth the dollar amounts that those trade associations must inform the company are not deductible under 162(e)(1) and other breakdowns that are provided.

Annual Review

An appropriate committee of the board of directors will review this policy, and the contributions made, on an annual basis.

Accountabilities

Individual(s) accountable for various aspects of the policy include the following:

Implementation	Communication	Compliance	Maintenance	Review
VP, Federal & State Affairs Corporate Officers and Business Area-Presidents	VP, Federal & State Affairs Corporate Officers and Business Area-Presidents	VP, Federal & State Affairs Corporate Officers and Business Area-Presidents	Director, Political Action	Director, Political Action

References

See the Code of Conduct

Review Date

This policy was last reviewed on February 5, 2010.

History of Revisions

February 5, 2010
March 6, 2009
January 12, 2009 – Revised Approval
October 22, 2008
March 13, 2007 – Initial Issuance

Approval

This policy has been approved by Roy Palmer, Vice President, Federal & State Affairs and Richard C. Kelly, Chairman and Chief Executive Officer.

Exhibit E

Xcel Energy's 2011 Political Contributions Report

This report contains the required disclosures pursuant to Xcel Energy's (the "Company") corporate policy 3.8, Political Contributions and Government Communications.

Section I of this report meets the Company's policy requirement to disclose all "corporate contributions to a candidate campaign, or to an entity organized under Section 527" of the IRS code. Xcel Energy has made a reasonable effort to comply with Company policy 3.8 by reviewing its records regarding any contribution to entities organized under Section 527 of the IRS code and reporting them herein and on the Company website.

Section II of this report meets the requirement that the Company provide an accounting of all dues paid to a trade association in excess of $25,000 which, if made by the Company, would not have been deductible under Section 162(e) of the IRS code. The Company has made a reasonable effort to comply with its policy requirement by contacting all trade associations which receive $25,000 or more in dues and requesting from them the accounting described in Company policy 3.8.

Section I

Contributions to 527 Organizations

Xcel Energy has the ability to contribute to organizations that engage in the political education process. We have made contributions to the following organizations that fall under Section 527 of the IRS Code.

Coalition for Colorado's Future	$5,000
Colorado Accountable Government Alliance	$5,000
Senate Majority Fund	$5,000
Colorado Leadership Fund	$5,000
Democratic Governors' Association	$25,000
Republican State Leadership Committee	$10,000
Democratic Legislative Campaign Committee	$5,000
Republican Governors' Association	$10,000
Republican State Leadership Committee	$10,000

Section II

Contributions to Trade Associations

Xcel Energy belongs to many different trade associations, some of which engage in lobbying activities. The Company does not necessarily agree with every action or position of these trade associations. For federal income tax purposes these organizations are obligated to report that portion of our dues which are not tax exempt under Section 162 of the IRS code.

Xcel Energy makes reasonable efforts to obtain from trade associations receiving more than minimal annual dues or payments that amount of the company's dues or payments which, if made directly by the Company, would not be deductible under Section 162(e) of the IRS code. The following trade associations have informed the Company that the following dollar amounts are not deductible.

The Portion of Xcel Energy's Trade Associations Dues Subject to Section 162(e)

American Gas Association	$33,604
Association of Electric Companies of Texas	$90,892
Colorado Association of Commerce and Industry	$14,245
Denver Metro Chamber of Commerce	$3,400
Edison Electric Institute	$382,460
Lignite Energy Council	$2,518
Minneapolis Regional Chamber of Commerce	$1,714
Minnesota Chamber of Commerce	$23,320
Minnesota Utility Investors Shareholders' Association	$90,580
National Association of Manufacturers	$10,154
Nuclear Energy Institute	$17,128
South Dakota Electric Utility Companies	$6,265
St. Paul Area Chamber of Commerce	$52,890
US Chamber	$50,000
Utility Shareholders of North Dakota	$2,529
Wisconsin Utility Association	$5,645